Securities and Exchange Commission
                        Washington, D.C. 20549

                            AMENDMENT NO. 9
                                  TO
                             SCHEDULE 13D
                            (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Entertainment Properties Trust
----------------------------------------------------------------
                          (Name of Issuer)
Common Shares of Beneficial Interest, par value $.01 per share
----------------------------------------------------------------
                    (Title of Class of Securities)
                             29380T105
----------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021   516-466-3100
----------------------------------------------------------------
(Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

                           Page 1 of 26 Pages

                                                Page 2 of 26 Pages
Cusip No. 29380T105

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,355,600
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,355,600
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,600
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.21%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO

                                               Page 3 of 26 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 28,500 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 28,500 (1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   30,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------

                                               Page 4 of 26 Pages
14.  TYPE OF
REPORTING PERSON*
         PN

(1) Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC, a limited liability company, which is the succesor to SASS/Gould REIT Partners. An affiliate of Gould Investors L.P. is a sub-advisor to the Managing Member of the limited liability company. Gould Investors L.P. may be deemed to have shared voting and shared dispositive power with respect to the shares owned by SASS/Gould Real Estate Securities LLC.

                                                    Page 5 of 26 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,625
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         CO

                                             Page 6 of 26 Pages
Cusip No. 29380T105


l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD Real Estate Securities LLC (1)
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 28,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 28,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   28,500
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         OO
(1) Successor to SASS/Gould REIT Partners.

                                            Page 7 of 26 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,388,225 (2)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ______________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,388,225 (2)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,390,337
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 9.44%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
   NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H. Gould Spousal IRA.

                                                     Page 8 of 26 Pages

(2) Fredric H. Gould is Chairman of the Board and Chief Executive Officer of BRT Realty Trust, a General Partner of Gould Investors L.P. and Chairman of the Board and Chief Executive Officer of One Liberty Properties, Inc. Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC and an affiliate of Gould Investors L.P. is the sub-advisor to the limited liability company. Mr. Gould may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by these entities.

                                                    Page 9 of 26 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                Page 10 of 26 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,355,600 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,355,600 (1)
 PERSON WITH        _____________________________________________
                                                                -
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.21%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

(1) Jeffrey Gould is President of BRT Realty Trust. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                                      Page 11 of 26 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 350
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 30,000 (1)
 BENEFICIALLY       _____________________________________________
                                                            -----
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 350
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 30,000(1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,350
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
(1) Matthew Gould is President of the managing corporate general partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by Gould Investors L.P. and the shares owned by SASS/Gould Real Estate Securities LLC.

                                             Page 12 of 26 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - ###-##-#### and Zehavit Rosenzweig,
     as joint tenants.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                               Page 13 of 26 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel
     Rosenzweig as custodian for Alon Rosenzweig under New York Uniform Gift to Minors Act - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
 -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr. Rosenzweig and 200 shares are held by him as a custodian for his son.

                                                      Page 14 of 26 Pages

This Amendment amends and supplements Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000, as amended to date. Except as amended by this amendment, there has been no change in the information previously reported on Schedule 13D.

Item 4.   Purpose of Transaction

On February 7, 2001, BRT submitted a notice to the Company advising that it intends to appear at the 2001 Annual Meeting of the Company's stockholders in person and by proxy and to seek at the Annual Meeting to elect Fredric H. Gould as a member of the Board of Trustees of the Company. In that regard, BRT nominated Mr. Gould for election as a trustee of the Company at the 2001 Annual Meeting. A copy of the notice, as well as a copy of the letter sent to David Brain, President of the Company, were attached as Exhibits to Amendment No. 8 to
Schedule 13D.

On February 20, 2001, BRT submitted a substantially similar notice, necessitated because the By-laws of the Company and its proxy statement had inconsistent deadlines for delivery of the notice. The February 7, 2001 notice is in compliance with the Company's proxy statement and the February 20, 2001 notice is in compliance with the Company's By-laws.

                                                      Page 15 of 26 Pages

Item 5.   Interest in Securities of the Issuer

BRT owns, as of this date, 1,355,600 Common Shares of the Company, constituting approximately 9.21% of the 14,722,762 Common Shares outstanding.

In the aggregate, BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, individually and in his Spousal IRA, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig, who are filing as a group, own 1,397,287 Common Shares in the aggregate, or 9.49% of the outstanding Common Shares of the Company.

                                            Page 16 of 26 Pages

Except as set forth in Schedule 13D, as amended to date, BRT, its executive officers and trustees, the Partnership, its general partners (including officers and directors of its corporate general partner), OLP, its officers and directors, Sass/Gould and its managing member and sub-advisor, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig (i) do not own or have the right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty (60) days effected any transactions in Common Shares of the Company.

Item 7.   Exhibit (1) (a) Agreement to file jointly.  Filed with Schedule 13D.

                      (b) Power of Attorney.  Filed with Schedule 13D.

                  (2) Letter dated May 31, 2000 from BRT Realty Trust to the Board of Trustees of the Company. Filed with Amendment No. 3 to Schedule 13D.

                  (3) Letter dated September 7, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 4 to Schedule 13D.

                  (4) Letter dated September 27, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 5 to Schedule 13D.

                  (5) Letter dated October 4, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 6 to Schedule 13D.

                  (6) Letter dated October 6, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 6 to Schedule 13D.

                  (7) Letter dated October 6, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 7 to Schedule 13D.

                  (8) Letter dated October 11, 2000 from BRT Realty Trust to UMB Bank, N.A. Filed with Amendment No. 7 to Schedule 13D.

                  (9) Letter dated February 7, 2001 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 8 to Schedule 13D.

                                                Page 17 of 26 Pages

                  (10) Notice dated February 7, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 8 to Schedule 13D.

                   11) Letter dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting Filed with Amendment No. 9 to
Schedule 13D.

                   12) Notice dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 9 to
Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.



Dated: February 7, 2001

BRT REALTY TRUST                           s/Fredric H. Gould
                                           ---------------------
                                            Fredric H. Gould
By s/Jeffrey Gould
---------------------
Jeffrey Gould,                             s/Fredric H. Gould
President                                  ---------------------
                                            Fredric H. Gould Spousal
                                            IRA


GOULD INVESTORS L.P.                        s/Helaine Gould
By: GEORGETOWN PARTNERS, INC.               ---------------------
MANAGING GENERAL PARTNER                    By:Simeon Brinberg, Attorney in Fact
                                            ------------------------------------
By: s/Simeon Brinberg                       Helaine Gould
----------------------------                s/Matthew Gould
Simeon Brinberg,                            ---------------------
Senior Vice President                       Matthew Gould

                                            s/Jeffrey Gould
                                            ---------------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By: s/Mark H. Lundy                         s/Israel Rosenzweig
    ------------------------                ---------------------
    Mark H. Lundy,                          Israel Rosenzweig,
    Secretary                               Individually and as
                                            Custodian

                                            s/Zehavit Rosenzweig
SASS/GOULD REAL ESTATE                      By: Simeon Brinberg,Attorney in Fact
SECURITIES LLC,                             ------------------------------------
BY:  M.D. SASS INVESTORS                    Zehavit Rosenzweig
SERVICES, INC.

BY: s/Martin E. Winter
---------------------------
    Martin E. Winter,
    Senior Vice President

                                                        Page 19 of 26 Pages







February 20, 2001

Mr. David Brain
President
Entertainment Properties Trust
30 Pershing Road (Suite 201)
Kansas City, MO 64108

Dear David:

BRT has today delivered to EPR an advance notice statement complying with your Bylaws regarding the nomination of Fred Gould to the Board of Trustees. I have attached a copy for your information. This second notice was necessitated as your Bylaws and your proxy statement have inconsistent deadlines for delivery of this notice. On February 7, 2001, we complied with the time requirements in the proxy statement.


Sincerely yours,
BRT REALTY TRUST


s/Fredric H. Gould
Fredric H. Gould
Chairman of the Board
FHG:dh

                                              Page 20 of 26 Pages




                                                         February 20, 2001


Entertainment Properties Trust
30 Pershing Road, Suite 201
Kansas City, Missouri  64108
Attention:  Gregory K. Silvers, Esq.
            Secretary

Re:    Stockholder Notice With Respect To 2001 Annual Meeting
       -------------------------------------------------------

Ladies and Gentlemen:

                  BRT Realty Trust ("BRT"), is a holder of record of 2000 shares of Common Stock, $.01 par value per share (the "Common Stock"), of Entertainment Properties Trust (the "Company"). These shares are registered on the stock transfer books of the Company in the name "BRT Realty Trust". BRT is the beneficial owner, of an additional 1,353,600 shares of Common Stock.

                  BRT is hereby submitting this notice (the "Notice") to the Company in accordance with the requirements of Article II, Section 13 of the Bylaws of the Company (the "Bylaws") and/or the procedures outlined in the Company's proxy statement, dated April 14, 2000, under the caption "Submission of Shareholder Proposals and Nominations" (the "Proxy Statement"). BRT's address is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021.

                  BRT intends to appear at the 2001 annual meeting of the Company's stockholders (the "Annual Meeting") in person or by proxy to submit the business specified in this Notice. BRT is seeking at the Annual Meeting to elect Fredric H. Gould as a member of the Board of Trustees of the Company, and in that regard hereby nominates Fredric H. Gould ("Nominee") as nominee for election as a trustee of the Company at the Annual Meeting.

                  BRT believes that the Nominee is an appropriate candidate for election at the Annual Meeting. BRT also believes that the Nominee's presence on the Board of Trustees of the Company will help to enhance stockholder value.

                  Certain information relating to the Nominee as required by the Bylaws and/or the Proxy Statement is set forth herein and

                                                        Page 21 of 26 Pages

in Annex A of this Notice. Except as set forth herein or in Annex A, to the best of BRT's knowledge (i) the Nominee does not own any securities of the Company or any parent or subsidiary of the Company, directly or indirectly, beneficially or of record, nor has purchased nor sold any securities of the Company within the past two years, and none of his associates beneficially owns, directly or indirectly, any securities of the Company, (ii) the Nominee, his associates or any member of his immediate family, does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates or (b) with respect to future transactions to which the Company or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction, or series of similar transactions, that has occurred since January 1, 2000 or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is a party and in which the amount involved exceeds $60,000, (iii) the Nominee is not, and was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies,
(iv) neither the Nominee nor any of his associates has any arrangement or understanding with any person pursuant to which he or she was or is to be selected as a trustee, nominee or officer of the Company, and (v) there is no other information with respect to the Nominee that is required to be disclosed in solicitations of proxies for election of trustees or is otherwise required by the rules and regulations of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934, as amended. Matters disclosed in any part of this Notice, including Annex A, should be deemed disclosed for all purposes of this Notice. The written consent of the Nominee to be nominated and to serve as a trustee of the Company is attached hereto.

                  The following is a description of all arrangements or understandings between BRT and the Nominee and any other person, with respect to the proposals contained in this Notice, the election of the Nominee as trustee, and actions to be proposed or taken by the Nominee if elected as a trustee:

                  o BRT has agreed to indemnify the Nominee from and against any losses incurred by such Nominee resulting from, relating to or arising out of the nomination of such Nominee for election as a trustee of the Company at the Annual Meeting.

                                                   Page 22 of 26 Pages

                  o The Nominee has agreed with BRT to be named as a nominee for election as a trustee of the Company at the Annual Meeting (or at any special meeting of the stockholders called for that purpose).

                  The proposal included in this Notice is a proper matter for stockholder action and this Notice sets forth information which is equivalent to the information that would be required under the proxy solicitation rules of the Securities and Exchange Commission if proxies were solicited for stockholder consideration of the proposals included in this Notice at a meeting of stockholders, including information required if proxies were solicited for the election of the Nominee as a trustee of the Company.

                                         Sincerely yours,

                                         BRT REALTY TRUST

                                         By: s/Mark H. Lundy
                                             ---------------
                                             Mark H. Lundy
                                             Vice President
Enclosure:        Annex A

                                                Page 23 of 26 Pages

                                     ANNEX A

                  Name:             Fredric H. Gould (the "Nominee")
                  Age:              65
                  Business address: 60 Cutter Mill Road
                                    Great Neck, NY 11021

         Set forth below is a brief description of the Nominee's business experience during the past five years, including the Nominee's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the Nominee's current principal occupation or employment.

            1984-Present             Chairman  of the  Board of  Trustees
                                     and Chief  Executive  Officer of BRT
                                     (NYSE:BRT) (originates and holds for
                                     investment   for  its  own   account
                                     senior   and  junior   real   estate
                                     mortgage  loans  secured  by  income
                                     producing real property)

            1985-Present             General Partner of Gould Investors L.P.
                                     ("Gould Investors") (owns and operates
                                     income producing real property)

            1997-Present             Chairman of the Board of Georgetown
                                     Partners, Inc. (acts as managing general partner of Gould Investors)

            1989-Present             Chairman of the Board and Chief Executive
                                     Officer of One Liberty Properties, Inc.
                                     ("One Liberty")(AMEX:OLP)(acquires, owns and manages commercial real estate)

                                                           Page 24 of 26 Pages

            1983-Present             President of REIT Management Corp.(advises
                                     BRT)

            1998-Present             Director of EastGroup Properties, Inc.
                                     (NYSE:EGP)(owns, acquires and develops
                                     industrial properties) 2000-Present
                                     Director of Yonkers Financial Corporation
                                     (NASDAQ:YFCB)and for Yonkers Savings and
                                     Loan Association F.A.(financial institution and its holding company)

            1995-1999                Director of Sunstone Hotel Investors, Inc.
                                     (formerly, NYSE:SSI) (invests in hotels)

         None of the entities listed above is a parent, subsidiary or other affiliate of Entertainment Properties Trust (the "Company"). The Nominee does not hold any positions or offices with the Company.

         The Nominee currently is a trustee or director of the following companies that have a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or that are subject to the requirements of Section 15(d) of such Act or that are registered as an investment company under the Investment Company Act of 1940:

                  BRT Realty Trust (NYSE:BRT)
                  One Liberty Properties, Inc. (AMEX:OLP)
                  EastGroup Properties, Inc. (NYSE:EGP)
                  Yonkers Financial Corporation (NASDAQ:YFCB).

         Set forth below are the number of shares of capital stock of the Company beneficially owned by the Nominee within the meaning of SEC Rule 13d-1 and earliest date of acquisition of such capital stock:

                                                     Page 25 of 26 Pages

                  The Nominee beneficially owns an aggregate of 1,390,337 shares of common stock of the Company. The Nominee has sole voting and sole dispositive power over 2,112 shares, which includes 1,850 shares owned by him, individually, and 262 shares owned by his Spousal IRA. The Nominee also may be deemed to have shared voting and shared dispositive power over 1,388,225 shares of common stock of the Company in his capacity as Chairman of the Board of Trustees and Chief Executive Officer of BRT, a General Partner of Gould Investors and Chairman of the Board and Chief Executive Officer of One Liberty. Gould Investors is a member of SASS/Gould Real Estate Securities LLC ("SASS/Gould") and an affiliate of Gould Investors is the sub-advisor to SASS/Gould.

                  In the aggregate, BRT, Gould Investors, One Liberty, SASS/Gould, the Nominee, individually and in his Spousal IRA, Helaine Gould, Jeffrey Gould, Matthew Gould and Israel Rosenzweig, who are acting as a group (the "Group"), own 1,397,287 shares of common stock of the Company in the aggregate. The Group first began acquiring common stock of the Company in 1998.

                  Further  information  about  the  Group  is  included  in  the
         Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000 and the amendments thereto, which are attached to this Annex A.

         The Nominee has entered into an Indemnification Agreement with BRT. The Indemnification Agreement includes the written consent of the Nominee to serve as trustee of the Company if nominated and elected as a trustee. For a description of the arrangements and understanding between the Nominee and BRT contained within the Indemnification Agreement with respect to the proposals contained in the Notice, the election of the Nominee as a trustee, and actions to be proposed or taken by the Nominee if elected as trustee, see the Notice to which this Annex is attached.

                                                         Page 26 of 26 Pages
                               CONSENT OF NOMINEE

                  The undersigned hereby consents to being named as a nominee for election as a trustee of Entertainment Properties Trust (the "Company"), in the proxy statement and other materials prepared by or on behalf of BRT Realty Trust or its affiliates in connection with its solicitation of proxies from stockholders of the Company to be voted at the 2001 annual meeting of stockholders of the Company and any adjournment thereof (or at any special meeting of the stockholders called for that purpose), and further consents to serve as a trustee of the Company, if elected.

                                                     s/Fredric H. Gould
                                                     --------------------------
                                                     Fredric H. Gould

Dated:   February 20, 2001